SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 14, 2002

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1.	Free Translation of letter to the Buenos Aires Stock Exchange dated November 8, 2002, regarding the resignation of the General Secretary of the Board of Directors.

2.	Free Translation of letter to the Buenos Aires Stock Exchange dated November 11, 2002, regarding information per Art. 63 of the Listing Regulations.

ITEM 1

FREE TRANSLATION

Buenos Aires, November 8, 2002

Buenos Aires Stock Exchange
Present

Re.:	Resignation of the General Secretary of the Board of Directors. Appointment of replacement.

Dear Sirs:

I am pleased to address you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with the provisions established in Article 23 of the of the Buenos Aires Stock Exchange.

In this regard, I hereby inform you that the Board of Directors of Telefónica de Argentina S.A., accepted the resignation presented by Mr. Fernando Raúl Borio, for the positions of Alternate Director and General Secretary of the Board of Directors due to personal reasons. The Board of Directors appointed Mr. Manuel Alfredo Alvarez Trongé as the replacement for both positions.

Very truly yours,
Pablo Llauró
Attorney in Fact

ITEM 2

FREE TRANSLATION

Buenos Aires, November 11, 2002

The Buenos Aires Stock Exchange
By hand

Ref.:  Information per Art. 63 of the Listing Regulations

Dear Sirs:

We are writing to you in compliance with the requirements of Art. No. 63 of the Listing Regulations, in order to inform you that at its meeting of November 8, 2002, the Board of Directors of Telefónica de Argentina S.A. approved the financial statements and other documentation corresponding to the nine-month period ended September 30, 2002.

In this regard, please be informed of the following data (amounts expressed in constant currency in millions of pesos as of September 30, 2002):

1) Results for the period

—Ordinary earnings (loss)	$(3,774)
—Extraordinary earnings	—

2) Breakdown of Shareholders’ Equity by segments and amounts:

—Capital stock (par value)	$1,746
—Integral adjustment of capital stock	$2,161
—Legal reserve	$418
—Reserve for future dividends	$1,639
—Unappropriated earnings	$(3,825)
Total Shareholders’ Equity	$2,139

3) The following is a description of the composition of the Corporation’s capital stock:

Common Stock Class A (1 vote)	Common Stock Class B (1 vote)	Capital Stock (1)
1,091,847,170	654,205,259	1,746,052,429
(62.5% of capital stock)	(37.5% of capital stock)

(1) As of this date, the capital reduction resulting from the corporate reorganization is inscribed in the Public Registry of Commerce. In addition, on December 12, 2001, there was an exchange of shares.

The following chart shows the number of shares that did not belong to the Corporation’s majority shareholder or group as of the closing date of the quarterly financial statements.

Shareholder	Common Stock Class A (1 vote)	Common Stock Class B (1 vote)	Total Capital Stock	% of Capital Stock
Public	—	34,300,446(2)	34,300,446	1.96%

(2) These shares represent 5.24% of Class B common shares.

(4) The impact of the devaluation of the peso on the consolidated net monetary position in foreign currency, net result because of exposure to the inflation, increased to a loss of $2,986 million.

(5) The requirements of Resolucion Tecnica (RT) No. 10 of the F.A.C.P.C.E., during the period of September 30, 2002, resulted in foreign exchange differences net of the effect of inflation for an amount of Pesos 29 million related to works in progress affecting fixed assets.

By virtue of the provisions mentioned in General Resolution, Article No. 398 of the C.N.V. the foreign exchange differenced affecting assets result in an acceleration in the recognition of variations in the purchasing power of the peso and will remain subsumed under the stated accounting values of assets that qualify for restatement according to foreign exchange differences. In such sense, the residual value of the foreign exchange difference resulting from General Resolution MD 3/2002, at September 30, 2002, has been absorbed in the value restated in the constant currency of these assets since the inflation coefficients have been applied to the values of accounting costs applicable immediately prior to the restatement required by the resolution.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.
Date: November 14, 2002	By:	/s/ PABLO LUIS LLAURÓ
		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel